Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com



03 APR -9 AM 7:21


03050211

April 4, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

4/29

Man Group PLC
2 April 2003

03 APR -9 AM 7:21

2 April 2003

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 March 2003, the Net Asset Value of Athena Guaranteed Futures Ltd was US$65.79, down 8.52% from the previous month.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investment Products Limited is regulated in the UK by the FSA.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investment Products at www.manip.ch.

Man Group plc

back to Press Releases

Man Investments – the new Name in Alternative Investments

02 April 2003

A new structure and rebranding for Man Investment Products

Man Investments is the new name for the asset management division of Man Group plc (Man), a leading global provider of alternative investment products and tailor-made solutions. The creation of Man Investments reflects the completion of an organisational integration that combines the business of Man Investment Products with recent additions RMF and Westport. The RMF acquisition was the largest in Man's history, while the agreement to acquire Westport constitutes a much smaller deal. The launch of the new structure and identity coincides with the 20th anniversary of Man's pioneering role in the alternative investments industry.

RMF focuses on robust investment solutions in hedge funds, leveraged finance and convertible bonds while Westport is dedicated to providing access to outstanding private equity managers. The creation of the Man Investments umbrella brand reflects the broader base of investment products and strategies that the combined businesses offer.

Man Investments is already recognised for its hedge fund and product structuring capabilities. The strengthened organisation offers an even broader spectrum of asset classes, investment managers, and products to both private and institutional clients. These draw on the strengths and track records of Man's five principal and independent investment managers, AHL, Glenwood, Man Global Strategies, RMF and Westport. This structure allows the investment managers to maintain integrity while still providing an integrated product and sales approach.

Chris Chambers, Chief Executive Officer of Man Investments, emphasised the benefits of the structure:

"Man Investments is established as one of the world's leading players in alternative investments due to a proven track record, access to high quality managers and an innovative approach to structuring products. The acquisitions of both RMF and our majority stake in Westport have strengthened our presence in the institutional fund of funds and private equity markets."

"Man is celebrating 20 years in the alternative investments market this year and the establishment of Man Investments is an important milestone in the continuing development of our business. We expect to see further growth in demand for our products as investors recognise the attractions and diversification these asset classes offer, and we are committed to remaining at the forefront of the alternative investments industry."

This promotion is communicated by Man Investments, which is authorised and regulated by the Financial Services Authority.

Contacts for further information

Christof Grossegger Tel. +41 (0)55 415 36 36
Divisional Communications Manager, Man Investments
cgrossegger@maninvestments.com

Simon Rostron Tel. +44 (0)207 490 8062
Rostron Parry
simon@rostronparry.com

31 March 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 31 March 2003 it purchased for cancellation 300,000 of its 10p ordinary shares at a price of 973.70 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays plc

We have been informed that Barclays plc no longer has a notifiable interest under Section 198 of the Companies Act 1985 in the issued share capital of Man Group plc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays plc and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

31 March 2003

12. Total holding following this notification

Unknown

13. Total percentage holding of issued class following this notification

Unknown

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7285 3254

16. Name and signature of authorised company official responsible for making this notification

Mr Barry Wakefield

Date of notification

1 April 2003